Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.  TO SUBMIT PROPOSAL FOR 20-YEAR CONTRACT WITH NEW YORK CITY
FOR MUNICIPAL SOLID WASTE MANAGEMENT TRANSPORTATION AND DISPOSAL SERVICES

Toronto, Ontario – October 27, 2014 – Progressive Waste Solutions Ltd. (NYSE, TSX: BIN) (the “Company”) announced today that it will submit a proposal in response to the New York City Department of Sanitation’s (“DSNY”) new request for proposals (“RFP”) for a 20-year contract (the “contract”) for the transportation and disposal of containerized municipal solid waste (“MSW”) delivered to two marine transfer stations in Brooklyn.

The contract involves the City of New York (“the City”) delivering up to 3,000 tons of MSW per day to the two Brooklyn marine transfer stations. The agreement provides the City with options for two additional five-year periods. The Company’s subsidiary, IESI NY Corporation, submitted a proposal for the previous contract RFP. The Company’s proposal included the use of a rail yard in New Jersey and terms for the use of the site could not be finalized with the Port Authority, prompting the DSNY to reissue the RFP, due January 9, 2015.

 “We have a proud history of serving the people of New York City and are confident that our proposal under the new RFP will again be an attractive one both in terms of cost and service,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd. “We are prepared to submit a proposal that still includes us transporting the City’s waste by rail to our Seneca Meadows landfill in upstate New York, where we can offer an ideal in-state solution to help reduce waste-related traffic in the City and the City’s reliance on out-of-state disposal.”

Caution regarding forward looking statements
This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com